UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

November 12, 2020

Date of Report (Date of earliest event reported)

CALLAWAY GOLF COMPANY

(Exact name of registrant as specified in its charter)

Delaware	1-10962	95-3797580
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2180 RUTHERFORD ROAD, CARLSBAD, CA 92008-7328

(Address of principal executive offices and zip code)

(760) 931-1771

Registrant’s telephone number, including area code

NOT APPLICABLE

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	ELY	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On November 12, 2020, Callaway Golf Company, a Delaware corporation (“Callaway”), will hold a virtual conference for analysts and shareholders to provide further information about the business of Topgolf International, Inc., a Delaware corporation (“Topgolf”). In connection with the virtual conference, Callaway is providing a slide presentation, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit 99.1	Topgolf Virtual Conference Slide Presentation, dated November 12, 2020

Exhibit 104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

The information in this Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALLAWAY GOLF COMPANY

Date: November 12, 2020	By:	/s/ Sarah Kim
Sarah Kim
Vice President, General Counsel and Corporate Secretary

Exhibit 99.1 A Closer Look at Topgolf’s Compelling Value Creation Potential November 2020Exhibit 99.1 A Closer Look at Topgolf’s Compelling Value Creation Potential November 2020

DISCLAIMER Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward- looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required stockholder approval or regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction. The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Regulation G In addition, in order to assist you with period-over-period comparisons on a consistent and comparable basis, today’s presentation includes certain non-GAAP information. With respect to Callaway Golf Company, this information excludes certain non-cash amortization of intangibles and other assets related to the Company’s acquisitions, non-recurring transaction and transition costs associated with the acquisition of Jack Wolfskin, including banker's fees, legal fees, consulting and travel expenses, audit fees and valuations services, as well as non-cash charges related to the valuation of acquired inventory, in addition to other non-recurring advisory fees, and non-cash amortization of the debt discount related to the Company’s convertible notes. With respect to Topgolf International, Inc., this information excludes certain venue closure costs, a regulatory settlement reserve, the remeasurement of a contingent earnout obligation, non-recurring consulting and legal expenses and the remeasurement of a stock-warrant liability. This non-GAAP information may include non-GAAP financial measures within the meaning of Regulation G. These non-GAAP measures should not be considered as a substitute for any measure derived in accordance with GAAP. The non-GAAP information may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management uses such non-GAAP information for financial and operational decision-making purposes and as a means to evaluate period-over-period comparisons and in forecasting the Company’s business going forward. Management believes that the presentation of such non-GAAP information, when considered in conjunction with the most directly comparable GAAP information, provides additional useful comparative information for investors in their assessment of the underlying performance of the Company’s business with regard to these items. The Company has provided reconciliations of such non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP. The reconciliations are included in this presentation, which is available on the Investor Relations section of the Company’s website located at http://ir.callawaygolf.com/. Additional Information and Where You Can Find It Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway). No Offer or Solicitation This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on 2 Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above. DISCLAIMER Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward- looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward- looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required stockholder approval or regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction. The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Regulation G In addition, in order to assist you with period-over-period comparisons on a consistent and comparable basis, today’s presentation includes certain non-GAAP information. With respect to Callaway Golf Company, this information excludes certain non-cash amortization of intangibles and other assets related to the Company’s acquisitions, non-recurring transaction and transition costs associated with the acquisition of Jack Wolfskin, including banker's fees, legal fees, consulting and travel expenses, audit fees and valuations services, as well as non-cash charges related to the valuation of acquired inventory, in addition to other non-recurring advisory fees, and non-cash amortization of the debt discount related to the Company’s convertible notes. With respect to Topgolf International, Inc., this information excludes certain venue closure costs, a regulatory settlement reserve, the remeasurement of a contingent earnout obligation, non-recurring consulting and legal expenses and the remeasurement of a stock-warrant liability. This non-GAAP information may include non-GAAP financial measures within the meaning of Regulation G. These non-GAAP measures should not be considered as a substitute for any measure derived in accordance with GAAP. The non-GAAP information may also be inconsistent with the manner in which similar measures are derived or used by other companies. Management uses such non-GAAP information for financial and operational decision-making purposes and as a means to evaluate period-over-period comparisons and in forecasting the Company’s business going forward. Management believes that the presentation of such non-GAAP information, when considered in conjunction with the most directly comparable GAAP information, provides additional useful comparative information for investors in their assessment of the underlying performance of the Company’s business with regard to these items. The Company has provided reconciliations of such non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP. The reconciliations are included in this presentation, which is available on the Investor Relations section of the Company’s website located at http://ir.callawaygolf.com/. Additional Information and Where You Can Find It Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway). No Offer or Solicitation This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on 2 Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

TODAY’S AGENDA 1. Callaway + Topgolf: Our Vision 2. A Highly Complementary, Highly Attractive Combination 3. Strength, Uniqueness and Potential of Topgolf 4. The Topgolf Platform Venues International Toptracer Media 5. Topgolf Financials 6. Investment Summary 3TODAY’S AGENDA 1. Callaway + Topgolf: Our Vision 2. A Highly Complementary, Highly Attractive Combination 3. Strength, Uniqueness and Potential of Topgolf 4. The Topgolf Platform Venues International Toptracer Media 5. Topgolf Financials 6. Investment Summary 3

TODAY'S PRESENTERS

Callaway | Topgolf

Callaway



CHIP BREWER

Chief Executive Officer



BRIAN LYNCH

EVP, Chief Financial Officer

Topgolf



DOLF BERLE

Chief Executive Officer



WILLIAM DAVENPORT

Chief Financial Officer



CRAIG KESSLER

Chief Operating Officer Venues



GENIFER GRAY

VP of Operations



CHRIS CALLAWAY

Chief Development Officer



BEN SHARPE

President Toptracer



STEVE LANE

Vice-President International Strategy and Franchise Management

4

CALLAWAY + TOPGOLF = A NEW TYPE OF GOLF COMPANY An Unrivaled Tech Enabled Golf Company Delivering Equipment, Apparel and Entertainment First-Mover Positioned to Create Long-term Competitive Advantages Clear Path to Deliver Exceptional Growth and Strong Shareholder Returns 5CALLAWAY + TOPGOLF = A NEW TYPE OF GOLF COMPANY An Unrivaled Tech Enabled Golf Company Delivering Equipment, Apparel and Entertainment First-Mover Positioned to Create Long-term Competitive Advantages Clear Path to Deliver Exceptional Growth and Strong Shareholder Returns 5

CALLAWAY + TOPGOLF = BETTER TOGETHER



Callaway
TOPGOLF
MAVRIK
Callaway
TOPGOLF

Highly complementary businesses well-positioned to accelerate growth and enhance competitive advantages across the platform

Significant technology leadership with proven proprietary in-house capabilities

Broad reach and significant consumer overlap enhances value for both businesses

Multiple high-growth opportunities in early stages with more then 10 years of planned growth and identified whitespace opportunity

Ample liquidity and cash generation to **fund future growth**

Coveted brands benefiting from consumer preferences

6

COMPELLING POTENTIAL FOR SHAREHOLDER VALUE CREATION ($ in millions) 2019 Pro Forma 2022E Longer Term Revenue $2,761 $3,200 ~10% $270 $360 Mid-to-High Teens Adj. EBITDAS Combined Company Has Clear Line of Sight to Generating More Than $1B of Adj. EBITDAS 7COMPELLING POTENTIAL FOR SHAREHOLDER VALUE CREATION ($ in millions) 2019 Pro Forma 2022E Longer Term Revenue $2,761 $3,200 ~10% $270 $360 Mid-to-High Teens Adj. EBITDAS Combined Company Has Clear Line of Sight to Generating More Than $1B of Adj. EBITDAS 7

THE COMBINED COMPANY IS GOOD FOR GOLF…

Favorable Trends Both On- and Off-Course


+2.6%
CAGR
'16-'19
30.1
31.1
32.0
32.1
33.5
34.2
5.4
7.0
8.2
8.3
9.3
9.9
6.5%
25.7
25.3
24.7
24.7
24.1
23.8
23.8
24.2
24.3
0.7%
2011
2012
2013
2014
2015
2016
2017
2018
2019
On-course golfers
Off-course golfers

Attractive Position Across Golf



Traditional Golf

Callaway is revolutionizing golf equipment through AI technology and innovative golf ball design

Market leader with seven consecutive years of growth exceeding overall golf market



Venues

Inclusive and affordable environment for all skill-levels and demographics

A fun, competitive, weather-proof alternative to 4+ hour golf rounds



Toptracer Range

Transforming driving range from practice facility to global, data-driven, game network with competitive "play anyone, anywhere" tournaments


Play
ON WGT
TOPGOLF

Media

Launched inaugural European eTour in January 2020, a massive opportunity for expansion with the most realistic golf game

[1] National Golf Foundation/Golf Datatech Report Published October 23, 2020

8

… AND WILL REACH ALL GOLF CONSUMERS

Unparalleled consumer reach across $80B+ global golf industry[1]

- The #1 Driver on major worldwide tours
- #1 Putter on Tour
- 100's of Sponsored Athletes across global tours

- #1 brand rating by avid golfers since summer 2017[2]
- #1 or #2 hard goods market share in US, Japan, and Europe



Elite Touring Professionals
Avid Amateurs
Digital connectivity across all levels
Occasional Participants
New and Aspiring Entrants

- Beginning and returning golfers up ~20% in Q2 vs. prior years[3]
- 80% of Toptracer Ranges participated in first-ever global digital competition

- Appeal to youth via games and social atmosphere
- 51% of Topgolf guests identify as non-golfers
- 75% of non-golfers who visited Topgolf said they're now interested in playing on a course[4]

[1] Golf Datatech industry report published September 21, 2020
[2] Golf Datatech GPAU Study, 2017-2020
[3] National Golf Foundation, COVID-19 Update
[4] National Golf Foundation survey conducted for Topgolf

9

UNRIVALED POSITION TO DEFINE THE FUTURE OF GOLF Clear first-mover advantages: Equipment • Proprietary in-house technology Apparel • Unmatched reach Experiences • Passionate consumer following Digital Games • Global scale Digital Communities • Proven innovators Poised to define the expansion of the global golf addressable market 10 Higher GrowthUNRIVALED POSITION TO DEFINE THE FUTURE OF GOLF Clear first-mover advantages: Equipment • Proprietary in-house technology Apparel • Unmatched reach Experiences • Passionate consumer following Digital Games • Global scale Digital Communities • Proven innovators Poised to define the expansion of the global golf addressable market 10 Higher Growth

THIS CREATES AN ECOSYSTEM THAT BENEFITS BOTH COMPANIES What Callaway provides to Topgolf • Ample liquidity to fund growth • Relationships and global reach to accelerate Toptracer bay acquisition • Strong marketing support to drive SVS (via awareness and interest) • Back office support What Topgolf provides to Callaway • A strong platform (both physical and digital) to promote and cross-sell Callaway brands • A competitive advantage via scale and scope of global consumer reach • Future ability to drive enhanced digital engagement with core golf consumers via both Venues and Toptracer. Access to valuable shot data for this purpose • New entrants to the game of golf 11THIS CREATES AN ECOSYSTEM THAT BENEFITS BOTH COMPANIES What Callaway provides to Topgolf • Ample liquidity to fund growth • Relationships and global reach to accelerate Toptracer bay acquisition • Strong marketing support to drive SVS (via awareness and interest) • Back office support What Topgolf provides to Callaway • A strong platform (both physical and digital) to promote and cross-sell Callaway brands • A competitive advantage via scale and scope of global consumer reach • Future ability to drive enhanced digital engagement with core golf consumers via both Venues and Toptracer. Access to valuable shot data for this purpose • New entrants to the game of golf 11

IBDROOT\PROJECTS\IBD-NY\PUTPUT2019\638473_1\Presentations\2020\2020.11.6 - Peer Information\Pro Forma Peers_v11.pptx CALLAWAY’S PEER SET IS EXPANDING Venue Based High Growth Restaurant Sports Digital and Golf Equipment Entertainment Outdoor Apparel Peers Franchise Peers Emerging Peers Peers Median ’19-’22 Sales CAGR 2% 7% 12% 8% 19% 0% ’19-’22 EBITDA CAGR 1% 11% 10% 9% 39% (2)% 1 2022E EV / EBITDA 13 x 15 x 26 x 17 x 20 x 9 x Source: Company filings, Capital IQ, IBES. Current market data as of 09-Nov-2020 1 12 Excludes Roku due to not meaningful earnings.IBDROOT\PROJECTS\IBD-NY\PUTPUT2019\638473_1\Presentations\2020\2020.11.6 - Peer Information\Pro Forma Peers_v11.pptx CALLAWAY’S PEER SET IS EXPANDING Venue Based High Growth Restaurant Sports Digital and Golf Equipment Entertainment Outdoor Apparel Peers Franchise Peers Emerging Peers Peers Median ’19-’22 Sales CAGR 2% 7% 12% 8% 19% 0% ’19-’22 EBITDA CAGR 1% 11% 10% 9% 39% (2)% 1 2022E EV / EBITDA 13 x 15 x 26 x 17 x 20 x 9 x Source: Company filings, Capital IQ, IBES. Current market data as of 09-Nov-2020 1 12 Excludes Roku due to not meaningful earnings.

DOLF BERLE Chief Executive Officer TEG Overview 13DOLF BERLE Chief Executive Officer TEG Overview 13

OUR MISSION 14OUR MISSION 14

TOPGOLF PLATFORM OVERVIEW

Callaway TOPGOLF

TOPGOLF ENTERTAINMENT GROUP

100MM+
Fan Touchpoints

$1.1Bn
2019 Revenue

$59MM
2019 Adj. EBITDAS

30%
2017-2019 Revenue CAGR

$1Bn+
Long-Term Business Unit Adjusted EBITDAS Opportunity

51%
of Venue Guests are Non-Golfers

94%
of Guests Say They are Likely or Highly Likely to Return

TOPGOLF VENUES



58 US venues
***21%** annual growth in venues from 2017-2019*
23MM total venue visits
200 venue total addressable market

TOPGOLF INTERNATIONAL


TOPGOLF
GOLD COAST

Broad global appeal outside the US
5 venues open (**3** owned & operated, **2** franchised)
250 venue total addressable market internationally

TOPTRACER



7,500+ bays using our proprietary games technology
***16x** increase in bay count from 2017 to today*
140 tournaments broadcasts reaching **500MM+** viewers

TOPGOLF MEDIA



World Golf Tour with **30MM** members as of today
In-house game development
Sponsorships with large global brands

15

RAPID GROWTH IN BRAND AWARENESS WITH AMPLE ROOM FOR FURTHER EXPANSION

National Aided Brand Awareness[1]

Rolling Three Month Average (%)



YoY Growth: 9pp
YoY Growth: 6pp
26
15
35
21
December 2018
December 2019
Local Venue Footprint[3]
Total US

Consumers with a Positive Opinion (%)[2]



90
85
80
75
70
65
60
88
79
79
70
64
TOPGOLF
LIVE NATION

Source: YouGov Q4 2019; Consumers aged 18-54 in the US
1 Based on the question: "Which of the following brands have you heard of?" (Topgolf included)
2 Represents % positive impressions among those who are aware of each brand and have an opinion
3 Local venue footprint defined as awareness within a local catchment area around a venue

16

STRONG COMPETITIVE POSITION Innovative, Proprietary Technology that Enhances All of Our Business Lines Significant Brand Halo and Massive Strong Customer Advocacy Network of Screens Deep Experience Operating Brand Power and Venue Large, Complex Venues with Real Estate Execution Make Us a Tenant and Franchisor Significant Capital Invested at of Choice Scale 17STRONG COMPETITIVE POSITION Innovative, Proprietary Technology that Enhances All of Our Business Lines Significant Brand Halo and Massive Strong Customer Advocacy Network of Screens Deep Experience Operating Brand Power and Venue Large, Complex Venues with Real Estate Execution Make Us a Tenant and Franchisor Significant Capital Invested at of Choice Scale 17

WELL POSITIONED FOR POST-COVID ECONOMY

1. Unique venue layout provides safe **social distancing in an outdoor experience.** We expect guests to associate **Topgolf and golf as safe social activities**
2. **Reopened all venues by 9/7 and opened four new venues since March 2020.** Continue to manage evolving government restrictions
3. Rapid return to venues with **Q3 same venue revenue performance 76% vs. 2019 and recent trends improved to 80-85%** in September and October
4. **Topgolf's fans remain loyal**: 77% indicate Topgolf will play the same or a bigger role in their lives post-COVID [1]
5. Making **long term sustainable cost improvements** throughout the organization to position for **accelerated profitability**
6. **Toptracer momentum has remained strong** due to resiliency of golf
7. **WGT** and other digital assets have **gained significant momentum**

18

[1] Third-party research conducted for Topgolf

VISIONARY, PROVEN AND MULTI-DISCIPLINED MANAGEMENT TEAM

Callaway TOPGOLF

Seasoned executives with a proven track record of operating complex, high-growth businesses



ERIK ANDERSON
Transitioning to Vice Chairman of Callaway Golf
Founder, WestRiver Group
Ranked #1 Innovator in Golf by Golf Inc.



DOLF BERLE
Chief Executive Officer
Previously President & COO at Dave & Buster's. Serves on National Board of Directors at Make-A-Wish



WILLIAM DAVENPORT
Chief Financial Officer
Previously SVP of Finance at Brinker International



BECKY FINE
Chief People Officer
Previously CPO at Panera Bread



BEN SHARPE
President
Toptracer
Previously CEO at TaylorMade-Adidas Golf company



CHRIS CALLAWAY
Chief Development Officer
Previously spent 25 years leading development efforts at Walmart



LYNDA FIREY OLDROYD
Chief Customer Officer
Previously senior roles at PepsiCo, Nordstrom, Gap and Starbucks



ANDREW MACAULAY
Chief Technology Officer
Previously CIO for multiple innovative telecommunications companies



CRAIG KESSLER
Chief Operating Officer
Venues
Previously on operating teams at KKR and Providence Equity Partners; began career with McKinsey & Company



GENIFER GRAY
VP of Operations
Topgolf USA
Previously Co-President & COO at Maggiano's Little Italy



STEVE LANE
Vice-President
International Strategy and Franchise Management
Previously at Catalina Marketing and Kimberly-Clark

19

GENIFER GRAY CRAIG KESSLER Chief Operating Officer VP of Operations Venues Venues Overview 20GENIFER GRAY CRAIG KESSLER Chief Operating Officer VP of Operations Venues Venues Overview 20

VENUES OFFER A SOCIAL EXPERIENCE EMBRACED ACROSS BROAD DEMOGRAPHIC GROUPS Topgolf venues introduce millions of guests to the brand, culture and technology each year Venue Visits Demographic Breakdown By Income By Age Age HHI < >34 $80K 30% 40% HHI > Age 48% $80K 18-34 60% 22% Age <18 1 By Skill Level Avid Golfers 8% Moderate 14% Golfers Non- 51% Golfers Occasional 27% Golfers 21 Source: YouGov and NGF surveys 1 Non-golfers defined as golfing less than 1 round per year; occasional golfers defined as golfing 1-7 rounds per year; moderate golfers defined as golfing 8-24 rounds per year; avid golfers defined as golfing 25+ rounds per yearVENUES OFFER A SOCIAL EXPERIENCE EMBRACED ACROSS BROAD DEMOGRAPHIC GROUPS Topgolf venues introduce millions of guests to the brand, culture and technology each year Venue Visits Demographic Breakdown By Income By Age Age HHI < >34 $80K 30% 40% HHI > Age 48% $80K 18-34 60% 22% Age <18 1 By Skill Level Avid Golfers 8% Moderate 14% Golfers Non- 51% Golfers Occasional 27% Golfers 21 Source: YouGov and NGF surveys 1 Non-golfers defined as golfing less than 1 round per year; occasional golfers defined as golfing 1-7 rounds per year; moderate golfers defined as golfing 8-24 rounds per year; avid golfers defined as golfing 25+ rounds per year

TOPGOLF VENUES PROVIDE "BANG FOR YOUR BUCK" ENTERTAINMENT

Average Cost per Visit / Person



$36
$123
$109
$106
$94
$51
$35
$33
$16
$11
Median: $51
TOPGOLF 1
Broadway Play / Musical
Fine Dining 2
Sporting Events 3
Concert 4
Theme Parks 5
Round of Golf 6
Workout Class 7
Movie Theater 8
Cultural Sites / Museums 9

- Source: Wall Street research, National Golf Foundation, Statista, Pollstar, Oracle, company websites, public news articles, company information
- 1 Represents walk-in cost per visit, inclusive of gameplay and food & beverage
- 2 Average of select high-end restaurants (Del Frisco's, Sullivan's, Capital Grille, Eddie V's, Ruth's Chris, Fleming's); assumes 15% pre-tax tip and 7% tax
- 3 Average of NFL, NHL, NBA, MLB ticket spend plus average per capita food & beverage spend
- 4 Top global music tours
- 5 Average spend per visit for Seaworld ($61), Cedar Fair ($48) and Six Flags ($46)
- 6 18-hole round at public golf facility
- 7 Average of 23 select workout classes
- 8 Average of AMC, Cinemark, Regal; includes ticket spend and concessions
- 9 Includes art galleries, theaters and historical buildings such as palaces, monuments, castles, historical birthplace, landmarks, temples, religious sites and churches

22

BUILDING SCALE THROUGH ACCELERATED ROLLOUT Rapid growth exhibited by 51 venues opened since 2013 Domestic Venue Count Since Inception 58 54 47 37 28 21 12 7 3 1 2005 2010 2013 2014 2015 2016 2017 2018 2019 Today 23BUILDING SCALE THROUGH ACCELERATED ROLLOUT Rapid growth exhibited by 51 venues opened since 2013 Domestic Venue Count Since Inception 58 54 47 37 28 21 12 7 3 1 2005 2010 2013 2014 2015 2016 2017 2018 2019 Today 23

BREAKING DOWN THE VENUE REVENUE MIX

Gameplay

- Variety of games, including signature Topgolf Game, iconic golf courses, and Angry Birds
- Robust game development pipeline
- Pricing based on hourly bay rentals and memberships
- Higher margins than F&B

33%

SALES FROM GAMEPLAY[1]

Food & Beverage

- High quality food & beverage delivered at scale to walk in and event guests
- Menu caters to a diverse range of tastes and dietary restrictions
- Each venue has an Executive Chef with a full kitchen that offers a wide selection of creative food, from brunch to late night snacks

34%

SALES FROM FOOD & BEVERAGE[1]

Events

- Tailored spaces are able to accommodate events ranging from corporate presentations, birthday parties, charitable events and wedding receptions
- Formal event rooms are adjacent to tee line, providing a private space for events and gameplay
- Events revenue mix is approximately 50% Food & Beverage and 50% Gameplay

29%

SALES FROM EVENTS[1]

[1] As of FYE 2019. Retail and other sales account for 4% of total revenue

24

WORLD-CLASS GAMEPLAY POWERED BY PROPRIETARY TECHNOLOGY AND GAMES

Callaway TOPGOLF

- We offer a variety of game options designed to appeal to a broad range of guests, including our signature Topgolf game, which allows guests to score points by hitting into the targets in our outfield. Introducing virtual scoring powered by Toptracer technology and simulated golf course play across network.
- Guests play with our RFID-embedded golf balls, aiming for large dartboard-like targets in the outfield that receive and track the balls


ANGRY BIRDS

25

SHARE-ABLE AND INSTAGRAM-ABLE GOURMET FOOD AND BEVERAGE OFFERING • We feature a seasonal menu of high-end, curated appetizers, entrées and desserts that are carefully selected for the Topgolf brand • Executive Chef in every venue with chef-driven menu offerings made largely from scratch to further distinguish our experience from that of a large-scale entertainment venue 26SHARE-ABLE AND INSTAGRAM-ABLE GOURMET FOOD AND BEVERAGE OFFERING • We feature a seasonal menu of high-end, curated appetizers, entrées and desserts that are carefully selected for the Topgolf brand • Executive Chef in every venue with chef-driven menu offerings made largely from scratch to further distinguish our experience from that of a large-scale entertainment venue 26

VENUE OF CHOICE FOR BOTH LARGE AND SMALL EVENTS • Each of our venues has dedicated areas for hosting events ranging in size from 12 to up to 1,000 attendees, including full venue buyouts • Ability to scale events service for all types, sizes and price points is difficult to execute operationally, making Topgolf a unique event space 27VENUE OF CHOICE FOR BOTH LARGE AND SMALL EVENTS • Each of our venues has dedicated areas for hosting events ranging in size from 12 to up to 1,000 attendees, including full venue buyouts • Ability to scale events service for all types, sizes and price points is difficult to execute operationally, making Topgolf a unique event space 27

VENUES ARE A PLATFORM FOR MULTIPLE FORMS OF ENTERTAINMENT While the in-bay experience is a primary …We have matured our programming to create multiple driver of venue visits … entertainment formats to delight our guests 28VENUES ARE A PLATFORM FOR MULTIPLE FORMS OF ENTERTAINMENT While the in-bay experience is a primary …We have matured our programming to create multiple driver of venue visits … entertainment formats to delight our guests 28

RESILIENCY OF VENUES THROUGH COVID-19 Outdoor Teeline Provides Safe Space to Socialize Safe distance between bays and full-bay cleaning between groups Guests are recognizing and appreciating our efforts 1 Early Guest Scores are Extremely Positive Likelihood to Return Overall Satisfaction 81% 79% 73% 70% 2019 Week of 2019 Week of 10/26/20 10/26/20 29 1 Guest feedback from 55 opened venues increased the week of 8/23/20 vs. FY19 averageRESILIENCY OF VENUES THROUGH COVID-19 Outdoor Teeline Provides Safe Space to Socialize Safe distance between bays and full-bay cleaning between groups Guests are recognizing and appreciating our efforts 1 Early Guest Scores are Extremely Positive Likelihood to Return Overall Satisfaction 81% 79% 73% 70% 2019 Week of 2019 Week of 10/26/20 10/26/20 29 1 Guest feedback from 55 opened venues increased the week of 8/23/20 vs. FY19 average

CHRIS CALLAWAY Chief Development Officer Venue Development 30CHRIS CALLAWAY Chief Development Officer Venue Development 30

TOPGOLF'S VENUE FORMATS

Callaway TOPGOLF

Large Venues


TOPGOLF

- Target population of >1MM in 25 min catchment
- 100+ bays across three floors
- Examples include Edison, NJ and The Colony, TX
- Flagship venues include Las Vegas, Nashville, and Orlando

Medium Venues


TOPGOLF

- Target population of 500K-1MM in 25 min catchment
- 70 - 100 bays across 2-3 floors
- Examples include Baton Rouge, LA and Greenville, SC

Small Venues



- Target population of 200K-500K in 25 min catchment
- 30-60 bays on a single level powered by Toptracer
- Examples include Augusta, GA and Chattanooga, TN

31

TOPGOLF’S GLOBAL SUCCESS million venue U.S. venues in three International 1 visits in 2019 format sizes venues 23 58 5 Large venue • 100+ bays • 45 locations Medium venue • 70-100 bays • 13 locations Small venue • 30-60 bays • 5 locations 1 Three owned-venues, two franchised venues 32TOPGOLF’S GLOBAL SUCCESS million venue U.S. venues in three International 1 visits in 2019 format sizes venues 23 58 5 Large venue • 100+ bays • 45 locations Medium venue • 70-100 bays • 13 locations Small venue • 30-60 bays • 5 locations 1 Three owned-venues, two franchised venues 32

VENUE SITE SELECTION

Rigorous site selection process ensures expansion into high revenue as well as high ROI markets and supports remaining venue whitespace

- Extensive nationwide network uses data-driven site selection process to source potential deals and communicate to real estate team
- Engage in initial due diligence and perform site visit to determine qualifications
- Enter LOI with landlord
- Detailed review by real estate investment team and initial model built based on historical experience, demographics, population income and intricacies of site
- Deal submitted for approval
- Deal approved and development commences



All Markets in the U.S.
Markets Suitable for a Venue
Market Diligence
Venue Opportunities
Development

33

VENUE CONSTRUCTION AND FINANCING

Callaway TOPGOLF

Construction

- Venues range in size from less than 20,000 to up to 105,000 sq. ft. with up to four floors (9 to 15 acre sites)
- A typical venue takes between 10 and 12 months to build
- Internal development team includes: architects, designers, project managers and installation crews, all led by our VP of Construction and Design
- Experienced internal real estate, development and construction teams ensure project efficiency and adherence to project timelines

Third-Party Financing

- Topgolf partners with well-capitalized REIT partners, who provide capital for the land acquisition and fund up to ~75% of the development cost, with Topgolf funding remaining development costs (primarily technology costs and FF&E)
  - Third party financing provides significant additional growth capital
- Once construction is completed, we lease the venue and underlying land back from the financing partner
- In cases where we are not able to finance venue construction through one of our financing partners, such as when the land we wish to develop is available for ground lease but not for purchase, we will fund 100% of venue development costs

We have built up processes and relationships over time that allow us to construct and finance large, complex venues

34

ESTABLISHED VENUE PIPELINE & PROVEN TRACK RECORD

Between 2015 and Q3 2020, Topgolf grew its domestic venue count from 21 to 58 venues.
The depth of Topgolf's pipeline allows us to target 10 new venue openings per year beginning in 2022

High Historical Opening Pace | **Status of Upcoming Domestic Venues**



37
2015-Q3 2020
8
8
2021
25
13
11
2022-2023
Under Construction
Under Contract
Under LOI / Due Diligence

Overview of 2021 Domestic Venue Pipeline

Location	Size	Status	Financing Status
Albuquerque, NM	Medium	Construction	Self-Financed
San Jose, CA	Large (120 Bays)	Construction	Third-Party Financing
Lake Mary, FL	Large	Construction	Third-Party Financing
Waco, TX	Small	Construction	Third-Party Financing
Charlotte, NC	Large	Construction	Third-Party Financing
Holtsville, NY	Large	Construction	Third-Party Financing
Ft. Myers, FL	Medium	Construction	Third-Party Financing
Buford, GA	Medium	Construction	Third-Party Financing

35

STEVE LANE Vice-President International Strategy and Franchise Management Topgolf International 36STEVE LANE Vice-President International Strategy and Franchise Management Topgolf International 36

RAPIDLY GROWING GLOBAL FOOTPRINT Watford, UK Opened in 2000 Glasgow (UK) Watford, Herts (UK) Oberhausen, Germany Surrey, Surrey (UK) Chigwell, Essex (UK) Gold Coast, AU Opened in 2018 Dubai (UAE) Monterrey (Mexico) Gold Coast, Queensland Monterrey, MX Opened in 2020 (Australia) Countries with Dubai, UAE Opening Under development Current location contracted venues Late ’20/Early ‘21 We are focused on a rapid and strategic roll-out of our venues internationally 37RAPIDLY GROWING GLOBAL FOOTPRINT Watford, UK Opened in 2000 Glasgow (UK) Watford, Herts (UK) Oberhausen, Germany Surrey, Surrey (UK) Chigwell, Essex (UK) Gold Coast, AU Opened in 2018 Dubai (UAE) Monterrey (Mexico) Gold Coast, Queensland Monterrey, MX Opened in 2020 (Australia) Countries with Dubai, UAE Opening Under development Current location contracted venues Late ’20/Early ‘21 We are focused on a rapid and strategic roll-out of our venues internationally 37

RAPIDLY GROWING GLOBAL FOOTPRINT Our Franchise Partners Today • Global expansion plan utilizes a capital-light franchise model • The franchisee manages operations and funds capital expenditures and growth, requiring minimal upfront investment from Topgolf • Provides Topgolf with a recurring royalty revenue stream – Target of $1.1M per franchised venue • Topgolf maintains a valuable option to invest capital and increase ownership and earnings in high growth regions • Dedicated global team in place to select franchisees • 250 International venue addressable market • Development agreements for up to a possible 113 franchised venues in Greater China, Southeast Asia, Mexico, Australia, Central Europe and U.A.E. 20+ Venue Developments Planned Over the Next Five Years 38RAPIDLY GROWING GLOBAL FOOTPRINT Our Franchise Partners Today • Global expansion plan utilizes a capital-light franchise model • The franchisee manages operations and funds capital expenditures and growth, requiring minimal upfront investment from Topgolf • Provides Topgolf with a recurring royalty revenue stream – Target of $1.1M per franchised venue • Topgolf maintains a valuable option to invest capital and increase ownership and earnings in high growth regions • Dedicated global team in place to select franchisees • 250 International venue addressable market • Development agreements for up to a possible 113 franchised venues in Greater China, Southeast Asia, Mexico, Australia, Central Europe and U.A.E. 20+ Venue Developments Planned Over the Next Five Years 38

BEN SHARPE President Toptracer Toptracer Platform 39BEN SHARPE President Toptracer Toptracer Platform 39

TOPTRACER OVERVIEW Highly visible broadcast partnerships expand range technology opportunity and grow brand… …as Topgolf brings a leading ball-tracking technology to your driving range and onto your phone/tablet Proven Compelling Rapid Exciting Connected Worldwide Growth Experience Screen Potential 7,500 active Toptracer Range Worldwide connected gamification creates Puts ball flight and shot stats on bays worldwide with typical contracts multiple opportunities. 80% participation in screen and to your device 3-5 years in length first worldwide tournament last year. 40TOPTRACER OVERVIEW Highly visible broadcast partnerships expand range technology opportunity and grow brand… …as Topgolf brings a leading ball-tracking technology to your driving range and onto your phone/tablet Proven Compelling Rapid Exciting Connected Worldwide Growth Experience Screen Potential 7,500 active Toptracer Range Worldwide connected gamification creates Puts ball flight and shot stats on bays worldwide with typical contracts multiple opportunities. 80% participation in screen and to your device 3-5 years in length first worldwide tournament last year. 40

TOPTRACER RANGE SUITABLE FOR COVERED & UNCOVERED BAYS Toptracer Range System: • Camera sensors • 21” screens in bays • Game and bay mgmt software • Shot tracking capabilities 41TOPTRACER RANGE SUITABLE FOR COVERED & UNCOVERED BAYS Toptracer Range System: • Camera sensors • 21” screens in bays • Game and bay mgmt software • Shot tracking capabilities 41

TOPTRACER RANGE DELIVERS VALUE TO RANGE OPERATORS



Mistwood Golf Dome
Chicago, IL

After installing TTR, YoY revenue was up 67% in golf sales and average bay time increased from 21 minutes to 58 minutes



Silvermere Golf & Leisure
Surrey, UK

Increased annual ball count from 7.5MM to 10.5MM since install of Toptracer Range



Itakano Golf Center
Osaka, Japan

Average monthly visitors are up 21% YoY since TTR install in July 2019



Whaleback Golf Course
Perth, Australia

Topline increase of 35%-40% with price increase of 10% and average number of visitors up 25% YOY since install

42

WE ARE BUILDING A MASSIVE COMMUNITY

In December 2019, we hosted our first Toptracer Range Global Tournament, a 9-Shot closest to the pin tournament
Over 80% participation across installed ranges, with 29,000 games across 175 driving ranges in 19 countries



TOPTRACER RANGE



GLOBAL TOURNAMENT
9-SHOT CHALLENGE
DEC 5-8, 2019

- December 2019
- Successful proof of concept to roll out simultaneous global tournament on TTR platform

Strategic Plan for Growth

- Early market share acquisition
- Leverage network of connected app & screens
- Content and subscriptions for community

Currently creating scale and community with the potential to monetize through:
1) global tournaments, 2) sponsorship revenue, 3) content and instruction subscriptions, 4) cross-promotion of golf equipment, 5) aggregation of shot data

43

BROAD COHORT OF PARTNERSHIPS POISED FOR EXPANSION Toptracer’s Global Reach Set to Accelerate in Partnership with Callaway Current Distribution Channels Sales Partners Leading, Global Professional Golf Club Governing Bodies / Commercial Partners Management Companies Expected Benefits from Callaway’s Global Network • Access to network of >5,000 Callaway Staff Professionals to champion the technology at new facilities • Showcasing the Toptracer brand through Callaway’s existing network of Tour players, digital platforms and social influencers • Opportunity to leverage Callaway’s strong relationships with key golf management companies • Eliminating barriers to entry in new markets via Callaway’s existing infrastructure We Believe Seamless Access to Callaway’s Global Network of Courses and Ranges Will Provide Runway for Toptracer’s Addressable Market 44BROAD COHORT OF PARTNERSHIPS POISED FOR EXPANSION Toptracer’s Global Reach Set to Accelerate in Partnership with Callaway Current Distribution Channels Sales Partners Leading, Global Professional Golf Club Governing Bodies / Commercial Partners Management Companies Expected Benefits from Callaway’s Global Network • Access to network of >5,000 Callaway Staff Professionals to champion the technology at new facilities • Showcasing the Toptracer brand through Callaway’s existing network of Tour players, digital platforms and social influencers • Opportunity to leverage Callaway’s strong relationships with key golf management companies • Eliminating barriers to entry in new markets via Callaway’s existing infrastructure We Believe Seamless Access to Callaway’s Global Network of Courses and Ranges Will Provide Runway for Toptracer’s Addressable Market 44

DOLF BERLE Chief Executive Officer Topgolf Media 45DOLF BERLE Chief Executive Officer Topgolf Media 45

ATTRACTING, AGGREGATING, AND ENGAGING A GLOBAL AUDIENCE

R&D Engine

Technology & Video Content

- Original content to attract and develop audiences for the brand
- Topgolf app development and operations
- Innovative media segment remains profitable business


ANGRY BIRDS

Interactive Media to Build a Global Audience

Games

- World Golf Tour #1 realistic digital golf game with more than 30MM members
- Global leaderboard and competitions for all games
- Tip of the spear for Esports opportunity


2019 VIRTUAL U.S. OPEN
QUALIFIER
USGA
LEXUS

Monetization

Sponsorships

- Partner with big brands to co-market Topgolf to their audience
- Monetize our audience and network
- Strong YoY growth and margins
- World class sales teams from sports leagues and sponsorship agencies


DELL Technologies
FIELD

46

WORLD GOLF TOUR IS THE LEADING REALISTIC DIGITAL GOLF GAME

- Founded in 2005 and continues to be an enduring game with continued growth and profitability 15 years after inception
- Topgolf aggregated WGT in 2016 for its engaged community and talented game developers
- WGT is an online multiplayer virtual golf game that utilizes our proprietary GPS and 3D technology, allowing for a realistic virtual golfing experience
- Players golf on photorealistic recreations of nearly 25 world-famous golf courses
- Revenue is primarily derived from in-app purchases as well as through game offers and advertisements




MONTHLY + WEEKLY
Tournaments
COMPETE TO WIN PRIZES
WGT

47

WILLIAM DAVENPORT Chief Financial Officer Topgolf Financial Overview 48WILLIAM DAVENPORT Chief Financial Officer Topgolf Financial Overview 48

KEY FINANCIAL TAKEAWAYS • Proven Success and Growth Across Business Lines with Clear Line of Sight for Further Expansion • Significant Investments Made in Recent Years to Drive Growth in Early-Stage Business Lines • Strong Unit Level Economics And Consistent Performance Across Platform • FCF Positive Before Discretionary Investments in 2022 • Continued Venue Development and Expansion of Toptracer Range Platform Expected to Drive Future Growth 49KEY FINANCIAL TAKEAWAYS • Proven Success and Growth Across Business Lines with Clear Line of Sight for Further Expansion • Significant Investments Made in Recent Years to Drive Growth in Early-Stage Business Lines • Strong Unit Level Economics And Consistent Performance Across Platform • FCF Positive Before Discretionary Investments in 2022 • Continued Venue Development and Expansion of Toptracer Range Platform Expected to Drive Future Growth 49

PROVEN SUCCESS AND GROWTH ACROSS BUSINESS LINES HAVE DRIVEN STRONG MOMENTUM Revenue ($MM) Gross Margin ($MM) Adj. EBITDAS ($MM) 1,060 2019 PF Adj. 916 EBITDAS - 862 (1) $77M 747 59 59 630 545 10 2017 2018 2019 2017 2018 2019 2017 2018 2019 Margin: 86.4% 86.7% 86.4% 1.6% 6.8% 5.6% Venues Segment Other Margin: Adj. EBITDAS impacted by growth in other business lines due to significant investments made in our corporate overhead, as well as the adoption of new lease accounting standards implemented in 2019 50 (1) 2019 Adjusted EBITDAS unfavorably impacted by $18M due to the adoption of the new lease accounting standardsPROVEN SUCCESS AND GROWTH ACROSS BUSINESS LINES HAVE DRIVEN STRONG MOMENTUM Revenue ($MM) Gross Margin ($MM) Adj. EBITDAS ($MM) 1,060 2019 PF Adj. 916 EBITDAS - 862 (1) $77M 747 59 59 630 545 10 2017 2018 2019 2017 2018 2019 2017 2018 2019 Margin: 86.4% 86.7% 86.4% 1.6% 6.8% 5.6% Venues Segment Other Margin: Adj. EBITDAS impacted by growth in other business lines due to significant investments made in our corporate overhead, as well as the adoption of new lease accounting standards implemented in 2019 50 (1) 2019 Adjusted EBITDAS unfavorably impacted by $18M due to the adoption of the new lease accounting standards

STRONG GROWTH ACROSS ALL KEY PERFORMANCE METRICS (2) Revenue ($MM) Adj. EBITDAS Worldwide Fan Touchpoints (MM) 2019 PF Adj. EBITDAS - (1) $77M 91 $1,060 70 $58.8 $59.2 $862 52 $630 $10.4 2017 2018 2019 2017 2018 2019 2017 2018 2019 Toptracer Range Bays Installed Domestic Venue Count International Venue Count 7,541 58 54 5 47 4 4 4,065 37 3 1,574 481 2017 2018 2019 3Q20 2017 2018 2019 3Q20 2017 2018 2019 3Q20 (1) 2019 Adjusted EBITDAS unfavorably impacted by $18M due to the adoption of the new lease accounting standards (2) “Fan touchpoints” refer to the connections Topgolf has to members of its fan base. Topgolf calculates fan touchpoints at any point in time based on the total number of venue memberships, social media subscriptions, SMS subscriptions, e-mail subscriptions and lifetime installs for the Topgolf, Toptracer and World Golf Tour (“WGT”) apps. A fan who engages with Topgolf across more than one of these areas, 51 such as by having a venue membership, following Topgolf on one or more social media platforms, subscribing to SMS messages and emails and/or installing one or more of the Topgolf apps, will account for a corresponding number of fan touchpointsSTRONG GROWTH ACROSS ALL KEY PERFORMANCE METRICS (2) Revenue ($MM) Adj. EBITDAS Worldwide Fan Touchpoints (MM) 2019 PF Adj. EBITDAS - (1) $77M 91 $1,060 70 $58.8 $59.2 $862 52 $630 $10.4 2017 2018 2019 2017 2018 2019 2017 2018 2019 Toptracer Range Bays Installed Domestic Venue Count International Venue Count 7,541 58 54 5 47 4 4 4,065 37 3 1,574 481 2017 2018 2019 3Q20 2017 2018 2019 3Q20 2017 2018 2019 3Q20 (1) 2019 Adjusted EBITDAS unfavorably impacted by $18M due to the adoption of the new lease accounting standards (2) “Fan touchpoints” refer to the connections Topgolf has to members of its fan base. Topgolf calculates fan touchpoints at any point in time based on the total number of venue memberships, social media subscriptions, SMS subscriptions, e-mail subscriptions and lifetime installs for the Topgolf, Toptracer and World Golf Tour (“WGT”) apps. A fan who engages with Topgolf across more than one of these areas, 51 such as by having a venue membership, following Topgolf on one or more social media platforms, subscribing to SMS messages and emails and/or installing one or more of the Topgolf apps, will account for a corresponding number of fan touchpoints

TOPTRACER UNIT ECONOMICS

Callaway TOPGOLF



Annual Target Revenue per Bay	**$2,000**
Annual Target Cash Adj. EBITDAS per Bay	**$1,500**
Target Average Cash on Cash Returns[1]	**50%**

Est. Bay Installs in '20	*Potential Total WW Bays*	*Targeted New Bays per Year*
>3,500	+650k	8,000+

Summary

- Attractive recurring revenue potential with limited upfront investment of ~$3k per bay
- Strong upside for independent range owners – many licensees have reported 25-60% revenue increases
- Continued momentum expected to accelerate globally and contribute meaningful EBITDAS
- Ability to deliver connected digital experiences from games to lessons and more

Note: For most bay installs, GAAP accounting requires Topgolf to recognize revenue upfront for sales-type leases
1 Cash revenue collected from a licensee over the first 12 months of a contract's life less any repair and maintenance and sales commission expenses over the same term, divided by the total cash investment made by Topgolf to install the applicable equipment (inclusive of equipment costs, shipping costs and installation costs)

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VENUES GENERATING ATTRACTIVE ECONOMICS


TOPGOLF

Target Avg. Venue Revenue[1]	**$17 M**
Target Avg. Venue Level Adj. EBITDAS[2]	**$5 M**
Average Construction Cost per Venue[3]	**$10-40 M**
Target Average Cash on Cash Returns	**~50%**

1-2 Near- to medium-term blended average across Large, Medium and Small venues
3 Topgolf seeks to finance underlying land and 75% of construction costs on the majority of its venues through third-party developer or real estate financing companies

Summary

- Target cash-on-cash returns of ~50%
- Venues typically open to strong sales results, followed by a "honeymoon" impact resulting in a ~5% - 10% reduction in year-two revenue
- Experienced operating team, investments in systems, and effective marketing engine provide confidence in driving venue sales and profitability growth
- Positive same-venue-sales growth in last five of six years

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TARGETED VENUE-LEVEL ADJUSTED EBITDAS SUPPORTED BY HISTORICAL RESULTS

Callaway TOPGOLF



$38M
$13M
$210M
Other Venues [3]
2019 Openings
($74M)
$187M
Impact of Financing Accounting for Historical Large Venues[4]
Historical Current Generation Large Venues PF Adj. EBITDAS[1,2]
2019 Venue-Level Adjusted EBITDAS[5]
# of Venues:
36
8
10
54

Summary

- Achieved Pro Forma Adjusted EBITDAS across 36 historical large venues open prior to 2019 of $210M ($5.8M / venue)[1,2]
- Target Adj. EBITDAS per venue of $5M driven by expected concentration of third-party financing and mix of venue formats (large, medium, and small)

1 Excluding Las Vegas and venues opened prior to 2014. We believe current generation venues (those opened since January 1, 2014) are more representative of our newer large venues
2 Adjusted EBITDAS pro forma for our planned approach to financing new venues where third-party financed venues are expected to be classified as deemed landlord financing (DLF) versus operating lease venues (which is how historical third-party financed venues are treated in 2019). Under GAAP DLF accounting rent expense for financed venues is classified as interest expense
3 Includes Las Vegas, large venues opened prior to 2014, and medium sized venues
4 Rent expense for historical current generation large venues. Under our planned approach to financing new venues, rent expense is expected to be classified as interest expense per GAAP DLF accounting
5 Before pre-opening costs and other corporate overhead

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VENUE PROFITABILITY IS SUPPORTING GROWTH INVESTMENTS IN PROVEN COMPLEMENTARY BUSINESS LINES


$187M
($109M)
Overhead
($18M)
Pre-Opening Costs
($1M)
Other Business Lines
$59M
2019 Venue-Level Adjusted EBITDAS
2019 Topgolf Adjusted EBITDAS

Summary

- Invested ahead of growth in order to scale rapidly
- Complementary business lines are poised to generate future profit due to strong foundations created 2017-2019
- Future Adj. EBITDAS growth driven by:
  - New venue growth
  - Growth curve of Toptracer and International
  - More selective approach to strategic investments

55

HOW TO THINK ABOUT THE FY22 ADJUSTED EBITDAS Illustrative Adj. EBITDAS ($M) • Start with the FY19 Adjusted EBITDAS $59 • Assumes existing venues perform at 2019 levels • Growth in the Venue business • Annualized FY19 venues $15 • New FY20 and FY21 venues (13 venues * $5M/venue) $65 • Partial year FY22 venues (10 venues * $5M/venue * 50% open) $25 • Growth in Toptracer business • 8K new Toptracer bay installs in 2022 (~85% upfront per sales-type lease accounting) • ~5K incremental bays over 2019 * $1,500 EBITDAS / Year * 4-year avg contract * 85% $26 • Incremental EBITDA from cumulative bay installs and renewals (~$2M / year) $2 • Incremental operating expenses to support Toptracer startup growth ($8) • Overhead to deliver new Venue and Toptracer Range installs growth • Grow overhead expense at cost of living with additional support for new venue growth and ~($25) Toptracer install pace • Add in growth from international and media/sponsorship TBD • Add in some contingency for market volatility TBD 56HOW TO THINK ABOUT THE FY22 ADJUSTED EBITDAS Illustrative Adj. EBITDAS ($M) • Start with the FY19 Adjusted EBITDAS $59 • Assumes existing venues perform at 2019 levels • Growth in the Venue business • Annualized FY19 venues $15 • New FY20 and FY21 venues (13 venues * $5M/venue) $65 • Partial year FY22 venues (10 venues * $5M/venue * 50% open) $25 • Growth in Toptracer business • 8K new Toptracer bay installs in 2022 (~85% upfront per sales-type lease accounting) • ~5K incremental bays over 2019 * $1,500 EBITDAS / Year * 4-year avg contract * 85% $26 • Incremental EBITDA from cumulative bay installs and renewals (~$2M / year) $2 • Incremental operating expenses to support Toptracer startup growth ($8) • Overhead to deliver new Venue and Toptracer Range installs growth • Grow overhead expense at cost of living with additional support for new venue growth and ~($25) Toptracer install pace • Add in growth from international and media/sponsorship TBD • Add in some contingency for market volatility TBD 56

TOPGOLF COVID UPDATE & OUTLOOK COVID-19 Initial Response • All venues closed by March 18, 2020 • Within two weeks of venue closure, Topgolf implemented significant cost reductions, negotiated rent deferrals and trade extensions • Reduced venue and corporate associates to essential levels to navigate closure and reopening • Suspended new venue development until venues reopened and sufficient liquidity demonstrated • Reduced or suspended other discretionary capital expenditures including venue maintenance, venue initiative, technology projects, and other discretionary capital expenditures • Raised over $150M in equity (initial series H and conversion of note) from existing shareholders • Successfully amended Topgolf’s Term Loan / Revolving Credit facility to provide covenant relief through Q2’22 while maintaining operational flexibility COVID-19 Update • Topgolf safely reopened all venues by September 7, 2020 • Continue to manage evolving government restrictions • Rapid return to venues with Q3 same venue revenue performance 76% vs. 2019 and recent trends improved to 80-85% in September and October 57TOPGOLF COVID UPDATE & OUTLOOK COVID-19 Initial Response • All venues closed by March 18, 2020 • Within two weeks of venue closure, Topgolf implemented significant cost reductions, negotiated rent deferrals and trade extensions • Reduced venue and corporate associates to essential levels to navigate closure and reopening • Suspended new venue development until venues reopened and sufficient liquidity demonstrated • Reduced or suspended other discretionary capital expenditures including venue maintenance, venue initiative, technology projects, and other discretionary capital expenditures • Raised over $150M in equity (initial series H and conversion of note) from existing shareholders • Successfully amended Topgolf’s Term Loan / Revolving Credit facility to provide covenant relief through Q2’22 while maintaining operational flexibility COVID-19 Update • Topgolf safely reopened all venues by September 7, 2020 • Continue to manage evolving government restrictions • Rapid return to venues with Q3 same venue revenue performance 76% vs. 2019 and recent trends improved to 80-85% in September and October 57

BRIAN LYNCH CHIP BREWER EVP, Chief Financial Chief Executive Officer Officer Realizing the Full Potential of Topgolf 58BRIAN LYNCH CHIP BREWER EVP, Chief Financial Chief Executive Officer Officer Realizing the Full Potential of Topgolf 58

WELL-POSITIONED TO FUND FUTURE GROWTH • Ample liquidity to accelerate momentum • More than $630M of cash and available facilities as of Q3, nearly $300M higher than same period of 2019 • Significant projected excess capital provides cushion well above need • Callaway investments near-complete, clear focus on Topgolf growth initiatives • Callaway investment in ball manufacturing, distribution centers and soft goods infrastructure now substantially complete • Strong cash generation to fund Topgolf domestic venue expansion • Toptracer Range and Media continue to be high-growth, capital-light business lines requiring minimal investment contribution • Capable of delivering on growth plans while paying down debt • Funded leverage of approximately 3.6x in 2022, with opportunities to de-lever from there • By 2024, Topgolf is self funding and cash flow positive Strong ability to finance growth initiatives while efficiently paying down debt 59WELL-POSITIONED TO FUND FUTURE GROWTH • Ample liquidity to accelerate momentum • More than $630M of cash and available facilities as of Q3, nearly $300M higher than same period of 2019 • Significant projected excess capital provides cushion well above need • Callaway investments near-complete, clear focus on Topgolf growth initiatives • Callaway investment in ball manufacturing, distribution centers and soft goods infrastructure now substantially complete • Strong cash generation to fund Topgolf domestic venue expansion • Toptracer Range and Media continue to be high-growth, capital-light business lines requiring minimal investment contribution • Capable of delivering on growth plans while paying down debt • Funded leverage of approximately 3.6x in 2022, with opportunities to de-lever from there • By 2024, Topgolf is self funding and cash flow positive Strong ability to finance growth initiatives while efficiently paying down debt 59

GROWTH CAPITAL FROM CALLAWAY WILL DRIVE PENETRATION INTO ADDRESSABLE MARKET

Capital Usage Breakdown



9%
Venue Maintenance Capex
27%
Other Non-Venue Growth Investments[1]
Proven flexibility to manage capex spend to respond to significant changes (e.g. closures)
64%
Venue Growth Capex
'21 - '23

Summary

- $325M in growth capital from Callaway through 2023 primarily to fund new venue growth and other discretionary investments until the company generates positive free cash flow, as projected in 2024
- Expected to drive penetration into addressable market across Venues, International, and Toptracer
- Topgolf estimates it will be free cash flow positive before discretionary investments in 2022

Proven flexibility to manage capital and development for new venues and other non-venue investments

[1] Non-venue growth investments include Toptracer in-venue installs, venue initiative spend, technology initiatives, and other investments

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WHY THIS IS A GREAT DEAL

Reasons these businesses are poised for long-term success:

Callaway business

- Golf Equipment is a profitable and stable business with tailwinds from recent increases in participation
- Golf / active lifestyle apparel brands recovering quickly and will continue to focus on DTC and leveraging scale of CG business. This will deliver long term faster overall growth and operating leverage.
- Callaway combined 2022 EBITDAS will be > than 2019

Topgolf business

- Will continue to provide great customer experiences / guest satisfaction
- Can continue to open ~10 owned venues per year and by 2022 these will deliver targeted EBITDAS
- Can open 8,000 Toptracer bays per year that will deliver targeted EBITDAS
- Will leverage opex and drive international growth post 2022

Combined company

- Will have adequate liquidity to fund both businesses
- Will have the ability to alter the capital needs model to respond to new external factors / volatility as it may develop. Our model and attractive shareholder return estimates are not overly sensitive to expected near term volatility
- Will have enough liquidity in the short-term to be able to weather a second full shut down related to COVID-19 and still deliver positive economic returns to shareholders

None of the above factors in the incredible upside of synergies and creating an unrivaled golf ecosystem

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CALLAWAY + TOPGOLF = A NEW TYPE OF GOLF COMPANY An Unrivaled Tech Enabled Golf Company Delivering Equipment, Apparel and Entertainment First-Mover Positioned to Create Long-term Competitive Advantages Clear Path to Deliver Exceptional Growth and Strong Shareholder Returns 62CALLAWAY + TOPGOLF = A NEW TYPE OF GOLF COMPANY An Unrivaled Tech Enabled Golf Company Delivering Equipment, Apparel and Entertainment First-Mover Positioned to Create Long-term Competitive Advantages Clear Path to Deliver Exceptional Growth and Strong Shareholder Returns 62

Q&A 63Q&A 63

APPENDIX 64APPENDIX 64

APPENDIX: MAJORITY OF TOPGOLF'S ADDRESSABLE MARKET REMAINS FOR EACH BUSINESS LINE

	Domestic Venues	Toptracer Range	International Venues	Media	Total
Identified path to:	200 venues	152,500 bays[1]	250 venues	~2 Game Potential; $1.50 sponsorships revenue / visit	
Unit-level Revenue[2]	$6-24M	$2,000 / Bay	$1.1M / Venue	N/A	
Total Revenue	$3,000M	$305M	$275M	$240M	$3,820M
Adjusted EBITDAS per Unit[3]	$3.5M	$1,500 / Bay[5]	$0.9M	N/A	
Business Unit Adjusted EBITDAS[4]	$700M	$230M	$225M	$110M	$1,265M

[1] Assumes 23% market share of worldwide addressable market of 650,000 bays
[2] For venues: assumes higher mix of Small venues in outer years of growth opportunities
[3] EBITDAS. The Company provides information about its results excluding interest, taxes, depreciation and amortization expense, and non-cash stock compensation expense. Additionally, EBITDAS excludes these same line items from forecasted net income. A long-term forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation of EBITDAS to GAAP net income.
[4] Excludes overhead and opening cost
[5] Cash EBITDAS

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APPENDIX: 2022 EBITDA SUPPLEMENT AND NON-GAAP RECONCILIATION

Callaway TOPGOLF

Combined Company

Supplemental Financial Information and Non-GAAP Reconciliation

(Unaudited)

	Twelve months ended December 31, 2019			Twelve months ended December 31, 2022
	Callaway Golf	Topgolf	Combined	Combined
Revenue	$1,701.1	$1,059.9	$2,761.0	$3,202.6
Gross Margin	766.8	916.0	1,682.8	2,094.9
% of Sales	*45.1%*	*86.4%*	*60.9%*	*65.4%*
Opex	634.1	990.2	1,624.3	1,948.8
% of Sales	*37.3%*	*93.4%*	*58.8%*	*60.9%*
Other Income (expense)	(36.9)	(40.9)	(77.8)	(127.3)
Income Tax Provision (benefit)	16.5	(0.2)	16.3	26.0
Net Income (Loss)	$79.4	$(114.9)	$(35.5)	$(7.2)
Interest Expense, net	38.5	40.9	79.4	127.3
Income Tax Expense (benefit)	16.5	(0.2)	16.3	26.0
Depreciation and Amortization	35.0	98.0	133.0	180.3
Non-cash Stock Comp	12.9	7.1	20.0	22.9
Non-cash Rent	0.4	16.9	17.2	10.7
Non-recurring costs and non-cash charges, before taxes (1)	28.0	11.3	39.3	0.0
Adjusted EBITDAS	$210.7	$59.2	$269.9	$360.0

[1] Callaway Golf charges include: Non-recurring transaction and transition costs associated with the acquisition of Jack Wolfskin, including banker's fees, legal fees, consulting and travel expenses, audit fees and valuations services, as well as non-cash charges related to the valuation of acquired inventory, in addition to other non-recurring advisory fees. Topgolf charges include: Venue closure costs, a regulatory settlement reserve, the remeasurement of a contingent earnout obligation, and the remeasurement of a stock-warrant liability.

Note: The Company is providing information about its long-term forecasted results subsequent to December 31, 2022, excluding interest, taxes, depreciation and amortization expense, and non-cash stock compensation expense. A long-term forecast of each of these line items is not available without unreasonable efforts due to the variability of these items and the inability to predict them with certainty. Accordingly, we have not provided a further reconciliation for long-term forecasted Adjusted EBITDAS to GAAP net income.

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